UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: October 5, 2026

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

c/o Navios Shipmanagement Inc.

85 Akti Miaouli

Piraeus 18538, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

Navios Maritime Partners L.P. has set the date of its 2026 annual meeting of limited partners for Friday, December 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou
Secretary

Date: October 5, 2026